CUTTY SARK MANAGEMENT, INC.
(Exact name of registrant as specified in its charter)
Nevada				88-0333296
(State of organization)	(I.R.S. Employer Identification No.)
5300 West Sahara, Suite 101, Las Vegas, NV  89102
(Address of principal executive offices)
Registrant's telephone number, including area code (702) 873-3488
Registrant's Attorney: Shawn Hackman, Esq., 3360 W. Sahara Ave., Suite 200, Las Vegas, NV 89102,
(702) 732-2253
Securities to be registered pursuant to Section 12(b) of the Act: None Securities to be registered pursuant to Section 12(g) of the Act: Common

ITEM 1.	DESCRIPTION OF BUSINESS
Background
Cutty Sark Management, Inc. (the "Company") is a Nevada corporation formed on August 8, 1996. Its principal place of business is located at 5300 W. Sahara
 Ave., Suite 101, Las Vegas, NV 89146. The Company was organized to engage in any lawful corporate business, including but not limited to, participating in mergers with and acquisitions of other companies.
The Company has been in the developmental stage since inception and has no operating history other than organizational matters.
The Company was organized August 8, 1996, under the laws of the State of Nevada, as Cutty Sark Management, Inc. The company has no operations and in accordance with SFAS #7, is considered a development stage company.
The Company was incorporated by Cort W. Christie. He no longer holds any position with the Company and holds none of the Company's stock. On Sept. 24, 1996, 5,000 shares were issued to 24 shareholders. On Nov. 1, 1999, there was a 200-1 stock split. There are currently 24 shareholders.
The primary activity of the Company currently involves seeking a company or companies that it can acquire or with whom it can merge. The Company has not selected any company as an acquisition target or merger partner and does not intend to limit potential candidates to any particular field or industry, but does retain the right to limit candidates, if it so chooses, to a particular field or industry. The Company's plans are in the conceptual stage only.
The Board of Directors has elected to begin implementing the Company's principal business purpose, described below under "Item 2, Plan of Operation"
 . As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules, and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan. The Company is filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase the Company's access to financial markets. In the event the Company's obligation to file periodic reports is suspended pursuant to the Exchange
Act, the Company anticipates that it will continue to voluntarily file such reports.

Risk Factors
The Company's business is subject to numerous risk factors, including the following:

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history and has received no revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until it completes a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company completes a business combination with a profitable business opportunity. There is no assurance that the Company will identify a business opportunity or complete a business combination.

SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition, and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, it cannot assure that the Company will successfully locate candidates meeting such criteria. In the event the Company completes a business combination, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm together with numerous other factors beyond the Company's control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is, and will continue to be, an insignificant participant in the business of seeking mergers and joint ventures with, and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may also be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise, and managerial capabilities than the Company. The Company is, consequently, at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION - NO STANDARDS
FOR BUSINESS COMBINATION. The Company has no arrangement, agreement, or understanding with respect to engaging in a business combination with any private entity. There can be no assurance the Company will successfully identify and evaluate suitable business opportunities or conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company never commenced any operational activities. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company.
The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth, or other negative characteristics.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. The Company's officers have not entered into written employment agreements with the Company and are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "MANAGEMENT."

CONFLICTS OF INTEREST - GENERAL. The Company's officers and directors participate in other business ventures which compete directly with the Company. Additional conflicts of interest and non "arms-length" transactions may also arise in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a resolution which prohibits the Company from completing a combination with any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest. Management is not aware of any circumstances under which this policy could be changed while current management is in control of the Company
 . See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS,

PROMOTERS AND CONTROL PERSONS - CONFLICTS OF INTEREST."
REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Companies subject to
Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") must provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or even preclude the Company from completing an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has not conducted or received results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. If there is demand for a business combination as contemplated by the Company, there is no assurance the Company will successfully complete such transaction.

LACK OF DIVERSIFICATION. In all likelihood, the Company's proposed operations, even if successful, will result in a business combination with only one entity. Consequently, the resulting activities will be limited to that entity's business. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry, thereby increasing the risks associated with the Company's operations.

REGULATION. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of such private company. Issuing previously authorized and unissued common stock of the Company will reduce the percentage of shares owned by present and prospective shareholders, and a change in the Company's control and/or management.

DISADVANTAGES OF BLANK CHECK OFFERING. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. The perceived adverse consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders, and the inability or unwillingness to comply with various federal and state securities laws enacted for the protection of investors. These securities laws primarily relate to registering securities and full disclosure of the Company's business, management, and financial statements.

TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Typically, these transactions may be structured to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity. Management cannot assure that a business combination will meet the statutory requirements for a tax-free reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Management believes that any potential target company must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may forego a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

BLUE SKY CONSIDERATIONS. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, and the Company has no current plans to register or qualify its shares in any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities. These restrictions could reduce the size of any potential market. As a result of recent changes in federal law, non-issuer trading or resale of the Company's securities is exempt from state registration or qualification requirements in most states. However, some states may continue to restrict the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider any potential secondary market for the Company's securities to be a limited one.

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS
This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

Plan of Operation - General
The Company's plan is to seek, investigate, and if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms desiring the perceived advantages of a publicly held corporation. At this time, the Company has no plan, proposal, agreement, understanding, or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. No member of Management or any promoter of the Company, or an affiliate of either, has had any material discussions with any other company with respect to any acquisition of that company. The Company will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature. Discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to restrict the Company's virtually unlimited discretion to search for and enter into a business combination.
The Company may seek a combination with a firm which only recently commenced operations, or a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve acquiring or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Company may purchase assets and establish wholly-owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.
Selecting a business opportunity will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statues) for all shareholders, and other items. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.
Management believes that the Company may be able to benefit from the use of "leverage" to acquire a target company. Leveraging a transaction involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, the Company would be required to use less of its available funds to acquire a target company and, therefore, could commit those funds to the operations of the business, to combinations with other target companies, or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the acquired business. If that business is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquire a business, may correspondingly increase the risk of loss to the Company. No assurance can be given as to the terms or availability of financing for any acquisition by the Company. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates, because the investment in the business held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on the Company.
The Company has insufficient capital with which to provide the owners of businesses significant cash or other assets. Management believes the Company will offer owners of businesses the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the businesses will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing post-effective amendments, Forms 8-K, agreements, and related reports and documents. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a businesses. The Company does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties. The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life.
It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition. The Company also has no plans to conduct any offerings under Regulation S.

Sources of Opportunities
The Company will seek a potential business opportunity from all known sources
, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations.Management, while not especially experienced in matters relating to the new business of the Company, will rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors, other than the Company's legal counsel and accountants, will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. In the past, the Company's management has never used outside consultants or advisors in connection with a merger or acquisition.
As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company.The Company will not have sufficient funds to undertake any significant development, marketing, and manufacturing of any products which may be acquired. Accordingly, if it acquires the rights to a product, rather than entering into a merger or acquisition, it most likely would need to seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or to interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

Evaluation of Opportunities
The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Company (see "Management"). Management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider, among other factors, such matters as;
1. the available technical, financial and managerial resources
2. working capital and other financial requirements
3. history of operation, if any
4. prospects for the future
5. present and expected competition
6. the quality and experience of management services which may be available and the depth of that management
7. the potential for further research, development or exploration
8. specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company
9. the potential for growth or expansion
10. the potential for profit
11. the perceived public recognition or acceptance of products, services or trades
12. name identification

Management will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained. Opportunities in which the Company participates will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity. The Company's shareholders must, therefore, depend on Management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage (in that it has not generated significant revenues from its principal business activities prior to the Company's participation.) Even after the Company's participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.
The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention as well as substantial costs for accountants, attorneys, and others. If a decision is made not to participate in a specific business opportunity the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by the Company of the related costs incurred.
There is the additional risk that the Company will not find a suitable target. Management does not believe the Company will generate revenue without finding and completing a transaction with a suitable target company. If no such target is found, therefore, no return on an investment in the Company will be realized, and there will not, most likely, be a market for the Company's stock.

Acquisition of Opportunities
In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise, or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. Once a transaction is complete, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.
It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter.
The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's Common Stock may have a depressive effect on such market.
While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.
As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.
The manner in which the Company participates in an opportunity with a target company will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.
With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will, in all likelihood, hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders, including purchasers in this offering.
Management has advanced, and will continue to advance, funds which shall be used by the Company in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.

Competition
The Company is an insignificant participant among firms which engage in business combinations with, or financing of, development-stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personal resources, technical expertise and experience than the Company. In view of the Company's limited financial resources and management availability, the Company will continue to be at significant competitive disadvantage vis-a-vis the Company's competitors.

Year 2000 Compliance
The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The Company has assessed these issues as they relate to the Company, and since the Company currently has no operating business and does not use any computers, and since it has no customers, suppliers or other constituents, it does not believe that there are any material year 2000 issues to disclose in this Form 10-SB.

Regulation and Taxation
The Investment Company Act of 1940 defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading securities. While the Company does not intend to engage in such activities, the Company may obtain and hold a minority interest in a number of development stage enterprises. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an "investment company".
The Company intends to structure a merger or acquisition in such manner as to minimize Federal and state tax consequences to the Company and to any target company.

Employees
The Company's only employees at the present time are its officers and directors, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company. (See "Management").

ITEM 3.	DESCRIPTION OF PROPERTY.
The Company neither owns nor leases any real property at this time. Paul Salas provides office services for Cutty Sark, Inc.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.
The following table sets forth each person known to the Company, as of October 23, 1998, to be a beneficial owner of five percent (5%) or more of the Company's common stock, by the Company's directors individually, and by all of the Company's directors and executive officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Title        Name                   Shares                Percentage of
of Class     of Owner               Beneficially          Ownership
                                    Owned

Common      Paul Salas              200,000               4%
Common      Edward Figueroa, Jr.    200,000               4%
Common      Natibe Latouf           200,000               4%

ITEM 5.	DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS
The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.
There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.
The Company's officers and directors will devote their time to the business on an "as-needed" basis, which is expected to require 5-10 hours per month. Information as to the directors and executive officers of the Company is as follows:
Name                          Age                   Position
Paul Salas                    47                    President
Edward Figueroa, Jr.          28                    Secretary/Treasurer

Paul Salas; President.
    Paul Salas, age 47, is the owner of Big City Graph-X. Mr. Salas's company engages in the business of graphic design, printing, and silk screening. Previously, Mr. Salas worked for the New York Mercantile Exchange from July 1989 to June 1992. Mr. Salas was also a sales representative for Sunglasses Hut from June 1992 to March 1995.


Edward Figueroa; Secretary/Treasurer
    Edward Figueroa, Jr. age 28, is the owner of Trillenium Graphic-X. Mr. Figueroa's company engages in the business of graphic design and vinyl cutting. Previously, he worked for Columbia Printing as a silkscreening, printing, and vinyl technician from 1983 to 1988. He worked at 4 Star Signs from 1988 to 1990 as a manger of a vinyl cutting, printing, and awnings manager. He was a vinyl cutting technician/manger for Glow Signs from 1990 to 1993. He was a vinyl cutting technician for Rockway Graph-X from 1993 to 1995. Mr. Figueroa was also a silkscreening technician from March 1995 to January 1999.

Blank Check Experience
None.

There is no family relationship between any of the officers and directors of the Company. The Company's Board of Directors has not established any committees.

Conflicts of Interest
Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs. The officers and directors of the Company may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.
The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. Subject to the next paragraph, if a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company have no preference as to which company will merge or acquire such target company, the company of which the President first became an officer and director will be entitled to proceed with the transaction. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Investment Company Act of 1940
Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.	EXECUTIVE COMPENSATION
None of the Company's officers and/or directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They both have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Registrant has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or more members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons.
However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.
It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein. Persons "associated" with management is meant to refer to persons with whom management may have had other business dealings, but who are not affiliated with or relatives of management.
No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Registrant for the benefit of its employees.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which any of the Company's Officers, Directors, principal shareholders or their affiliates or associates serve as officer or director or hold any ownership interest. Management is not aware of any circumstances under which this policy may be changed through their own initiative.The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that he/she shall not sell his/her respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place his/her respective stock certificate with the Company's legal counsel, who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. The Company's legal counsel is Shawn F. Hackman, PC, 3360 W. Sahara Ave., Suite 200, Las Vegas, NV 89102. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

ITEM 8.	LEGAL PROCEEDINGS
The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9.	MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.
The Company's common stock is not traded on any exchange or OTC market. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.After a merger or acquisition has been completed, one or both of the Company's officers and directors will most likely be the persons to contact prospective market makers. It is also possible that persons associated with the entity that merges with or is acquired by the Company will contact prospective market makers. The Company does not intend to use consultants to contact market makers.

Market Price
The Registrant's Common Stock is not quoted at the present time.
Effective August 11, 1993, the Securities and Exchange Commission adopted
Rule 15g-9, which established the
definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.
The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share. Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

Holders
There are 24 holders of the Company's Common Stock. Initially, founders shares were issued to 24 holders in transactions exempt from registration pursuant to section 4 of the Securities Act of 1933, as amended.
All such transactions took place prior to or during 1996. All shareholders have held their stock since that time. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

Dividends
The Registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.
With respect to the sales made, the Registrant relied on Section 4(2) of the Securities Act of 1933, as amended.
No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted.
All of the shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that each such shareholder shall not sell his/her respective securities until such time as the Company has successfully consummated a merger or acquisition. Further, each shareholder has placed his/her respective stock certificate with the Company's legal counsel, who has been instructed not to release any of the certificates until the Company has closed a merger or acquisition. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading price of the Company's securities in any future market which may develop.
In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.



ITEM 11.	DESCRIPTION OF SECURITIES.

Common Stock
The Company's Articles of Incorporation authorizes the issuance of 25,000,000 shares of Common, of which 5,000,000 are issued and outstanding. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities. Management is not aware of any circumstances in which additional shares of any class or series of the Company's stock would be issued to management or promoters, or affiliates or associates of either.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.
The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13.	FINANCIAL STATEMENTS.
The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10-SB.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE.
The Registrant has not changed accountants since its formation, and Management has had no disagreements with the findings of its accountants.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.
FINANCIAL STATEMENTS
Report of Independent Auditors, Kurt D. Saliger, CPA, dated December 7, 1999 Balance Sheet as of October 31, 1999 December 31, 1998, and December 31, 1997 Statement of Operation for the ten months October 31, 1999, the years ended December 31,
1998, and December 31, 1997, and from August 8, 1996 to October 31, 1999. Statement of Changes in Stockholders' Equity.
Statement of Cash Flows
Notes to Financials
EXHIBITS
3.1	Articles of Incorporation
3.2	By-Laws











Kurt D. Saliger C.P.A.

5000 W. Oakey e Suite A-4 o Las Vegas, Nevada 89146
Phone: (702) 367-1988 Fax: (702) 870-8388

Member American Institute	Member Nevada Society
of Certified Public Accountants	of Certified Public Accountants

KURT D. SALIGER, CPA.
Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Cutty Sark Management, Inc.
Las Vegas, Nevada

I have audited the accompanying balance sheets of Cutty Sark Management, Inc. (a development stage company) as of October 31, 1999, December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity and cash flows for each of the years then ended and period ended
Oct. 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provides a reasonable basis for my opinion.
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cutty Sark Management, Inc. as of October 31, 1999 and December 31, 1998 and 1997, and the results of their operations and its cash flows for each of the years then ended and the period ended October 31, 1999, in conformity with generally accepted accounting principles.The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/S/
Kurt D. Saliger C.P.A. December 7, 1999

I

CUTTY SARK MANAGEMENT, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 1997
DECEMBER 31, 1998
OCTOBER 31, 1999



CUTTY SARK MANAGEMENT, INC.
	CONTENTS
		Page
Independent Auditor's Report	    1
Financial Statements
	Balance Sheet		2
	Statement of Operations
	Statement of Changes in Stockholders Equity		4
	Statement of Cash Flows		5
	Notes to Financial Statements		6-7




CUTTY SARK MANAGEMENTr INC. A Devolpment Stage Company
BALANCE SHEETS

                         Oct. 31, December 31, December 31,
                           1999	    1998	        1997

                ASSETS
CURRENT ASSETS
	Cash			                    $0		     $0		         $0
	Accounts Receivable		      $0		     $0		         $0
			--------	----------	---------
		TOTAL CURRENT ASSETS		    $0		     $0		         $0

PROPERTY AND EQUIPMENT, NET	$0		     $0		         $0

OTHER ASSETS		              $0		     $0 		        $0

                        --------	---------- 	----------

TOTAL ASSETS	               $0	      $0	          $0


LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
	Accounts Payable	          $0	      $0	          $0

 Accrued Liabilities	       $0       $0           $0

Current Portion,
Long Term Debt	             $0	      $0	          $0
------	---------- 	----------
	TOTAL CURRENT LIABILITIES		$0       $0		         $0

LONG-TERM DEBT		            $0		     $0		         $0
STOCKHOLDERS' EQUITY
	Common Stock, $0.001
 par value authorized
 25,000,000 shares;
	issued and outstanding
	25,000 shares		            $25      $25		        $25

Stock Subscription
Receivable                 ($25)	    ($25)	       ($25)

Additional Paid In
Capital		                   $0		      $0		         $0

Deficit Accumulated During
Development Stage		         $0		      $0 		        $0
------	---------- 	----------

TOTAL STOCKHOLDERS' EQUITY	 $0	       $0 	         $0

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY		      $0	       $0	          $0

See accompanying notes to financial statements.
-2-







CUTTY SARK MANAGEMENT, INC. A Devolpment Stage Company
STATEMENT OF OPERATIONS

              For the		                                        August
	             ten '	            For the	                      08, 1996
              months	            years ended (inception)
              Oct. 31,	          December 31, to Oct. 31,
              1999	                 1998 & 1997	                1999


REVENUES			   $0		                      $0		                     $0

COSTS OF
REVENUES		    $0		                      $0		                     $0
			         	-----		                 --------		                -------
GROSS PROFIT		$0                      		$0		                     $0

OPERATING
EXPENSES

Selling,
general and
administrative		$0		                    $0		                     $0

Amortization
and
depreciation		  $0		                    $0		                     $0
			           	-----		                --------	                -------

TOTAL
OPERATING
EXPENSES		      $0		                    $0                     		$0
			           	-----	                --------		                -------

INCOME (LOSS)
FROM OPERATIONS		$0		                   $0		                     $0

OTHER INCOME (EXPENSES)

Gain on sale
of assets		      $0		                   $0		                     $0

Interest
expense		        $0		                   $0		                     $0
				            -----	               --------	                	-------

INCOME	(LOSS)
BEFORE INCOME
TAXES		          $0		                   $0		                     $0

Income Taxes		   $0		                   $0		                     $0
				            -----	               --------		                -------

NET PROFIT
(LOSS)		         $0		                   $0		                     $0

NET PROFIT
(LOSS) PER
SHARE	           $0		                   $0	                      $0

AVERAGE NUMBER OF
SHARES OF COMMON
STOCK
OUTSTANDING	     25,000		               25,000		                 25,000

See accompanying notes to financial statements.


















CUTTY SARK MANAGEMENT
	A Development Stage Company
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
		October 31, 1999

	Common Stock
_______________
                                                             (Deficit)
                                                             Accumulated
                Number                 Additional            During
                of                     Paid in               Development
                Shares     Amount      Capital               Stage
                ---------	 -------	    ---------	            ----------

Net (Loss),
08-08-96
(inception) to
12-31-97		      25,000		   $25	          $0		                 $0
	              ---------	-------	       -------	             --------
Balance,
Dec. 31,
1997		          25,000		   $25	          $0                 		$0
Net (Loss),
12-31-98							                                               $0

               	---------	-------	       -------	            --------
Balance,
Dec. 31,
1998		          25,000		   $25	          $0		                $0

Net (LOBS),
10-31-99
Balance October
31, 1999        25,OOO	    $25	          $0	                 $0

See accompanying notes to financial statements.
	-4-

CUTTY SARK MANAGEMENT, INC.
A	Development Stage Company
STATEMENT OF CASH FLOWS

                                        Jan. 1        	August 08,
                     Jan1               to             1996
                    	to	                December	      (inception)
	                    October	           31, 1997	      to Oct. 31,
                     31, 1999	          and 1998	      1999

CASH FLOWS FROM
FROM OPERATING
ACTIVITIES

Net (Loss)		         $0	                $0	            $0

Amortization and
depreciation		       $0	                $0	            $0

Accounts Payable		   $0	                $0	            $0
	                  -------		          --------	      -------

CASH FLOWS FROM
FROM OPERATING
ACTIVITIES		         $0	                $0	            $0

Issue common stock		 $0	                $0	            $0

Treasury stock		     $0	                $0	            $0
	                  -------		          --------	      -------

Net increase
(decrease) in cash		 $0	                $0	            $0

Cash, Beginning
of Period		          $0	                $0	            $0

Cash, End	         -------		          -------       	-------
of Period		          $0	                $0	            $0

See accompanying notes to financial statements.
-5-



CUTTY SARK MANAGEMENTF INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized August 08, 1996 under the laws of the State of Nevada, under the name Aquamotion, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method
The Company records income and expenses on the accrual method of accounting.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 1997 and December 31, 1998 and October 31, 1999.

Fixed assets
The Company does not maintain or control any fixed assets.

Income taxes
Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

-6-


		CUTTY SARK MANAGEMENTr INC.
	(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Loss Per Share Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share." Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would resulted if dilutive common stock equivalents had been converted to common stock. As of December 31, 1997 and 1998 and October 31, 1999, the Company had no dilutive common stock equivalents such as stock options.

NOTE 3 - STOCKHOLDERS' EQUITY

The authorized common stock of Cutty Sark Management, Inc. consists of 25,000,000 shares with $0.001 par value per share. The Company has issued 25,000 shares of its common stock. The Company has no preferred stock.

NOTE 4 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
Cutty Sark Management, Inc.
By:
Paul Salas, President
7
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Pursuant to Section 12(b) or (g) of the Securities and Exchange Act of 1934
31